

# 2nd Quarter 2011 Earnings Release

# Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), along with Form 10-Q as of March 31, 2011, which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

# WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 124 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

# An Expanding Franchise in Contiguous Markets: 112 banking offices



Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*

- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)

- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

**WesBanco**®

# Summary – Income Statement ($ 000's)

| | 6/30/11 | 3/31/11 | 12/31/10 | 9/30/10 | 6/30/10 |
|---|---|---|---|---|---|
| **Earnings Per Share-diluted** | $0.45 | $0.39 | $0.39 | $0.34 | $0.31 |
| **Net Income** | $11,918 | $10,240 | $10,310 | $9,153 | $8,238 |
| **Net Interest Income** | $43,053 | $41,476 | $42,326 | $41,986 | $41,148 |
| **Provision for Credit Losses** | $6,802 | $8,041 | $9,625 | $11,778 | $11,675 |
| **Non-Interest Income** | $15,016 | $14,504 | $14,997 | $14,976 | $14,585 |
| **Non-Interest Expense** | $35,703 | $35,491 | $35,511 | $35,681 | $34,567 |

WesBanco

# Net Interest Margin & Efficiency Ratio



# ROAA: Pre-Tax & Pre-Provision*



*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco

# Summary – Capital Ratios %





*See non-GAAP measures for additional information relating to the calculation of this item.

# Securities Portfolio – Quality & Liquidity

Securities = $1.52 B
~28.1% of total assets



US Govt. Agencies 21.6%

Mortgage-Backed & CMOs, 43.9%

Municipals, 32.0%

Equities & Other, 2.5%

- Average portfolio yield of 3.84% at 6/30/11.

- WAL approx. 4.8 years, duration 3.6%.

- Over 55% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized AFS securities gains of $11.0 million at 6/30/11.

WesBanco

# Municipal Bond Portfolio Characteristics

- Portfolio comprised of $494 million of tax exempts and taxable Build America Bonds.

- Approximately 90% are local issuers.

- G.O.'s are 74% of total; 26% revenue bonds.

- 96% rated, with 78% rated AA (or its equivalent) or higher. Only 6.0% below A – all are investment grade.

- About 59% in held to maturity – longer dated maturities.

- Average tax equivalent yield – 5.8%; average life approximately 6.8 years.

- Average size of each issue is $644 thousand.  Average holdings of any one issuer is $914 thousand.

WesBanco

# Diversified Loan Portfolio

Total Portfolio Loans = $3.26 B

Comm. Real Estate = $1.73 B





WesBanco

# Summary – Loan Quality

|  | 6/30/11 | 3/31/11 | 12/31/10 | 9/30/10 | 6/30/10 |
|---|---|---|---|---|---|
| **Non-accrual loans** | $62,041 | $59,571 | $48,820 | $53,578 | $65,083 |
| **Troubled Debt Restructurings** | $36,437 | $36,636 | $47,483 | $35,532 | $29,472 |
| **NPA's & Loans 90 Days Past Due – ($ 000's)** | $110,222 | $106,630 | $112,055 | $105,003 | $105,449 |
| **NPA's & Loans 90 Days Past Due / Total Loans - %** | 3.38% | 3.29% | 3.41% | 3.16% | 3.10% |
| **Allowance for Loan Losses / Total Loans - %** | 1.88% | 1.89% | 1.86% | 1.78% | 1.92% |

WesBanco®

# Non-GAAP Financial Measures

## Tangible equity to tangible assets

|  | 4Q'09 | 1Q'10 | 2Q'10 | 3Q'10 | 4Q'10 | 1Q'11 | 2Q'11 |
|---|---|---|---|---|---|---|---|
| Total shareholders' equity | $ 588,716 | $ 596,473 | $ 604,714 | $ 608,287 | $ 606,863 | $ 611,978 | $ 623,037 |
| Less: goodwill & other intangible assets | (288,292) | (287,593) | (286,908) | (286,228) | (285,559) | (284,941) | (284,336) |
| Tangible equity | 300,424 | 308,880 | 317,806 | 322,059 | 321,304 | 327,037 | 338,701 |
| Total assets | 5,397,352 | 5,380,441 | 5,356,261 | 5,362,623 | 5,361,458 | 5,368,852 | 5,425,907 |
| Less: goodwill & other intangible assets | (288,292) | (287,593) | (286,908) | (286,228) | (285,559) | (284,941) | (284,336) |
| Tangible assets | 5,109,060 | 5,092,848 | 5,069,353 | 5,076,395 | 5,075,899 | 5,083,911 | 5,141,571 |
| Tangible equity to tangible assets | 5.88% | 6.06% | 6.27% | 6.34% | 6.33% | 6.43% | 6.59% |

WesBanco

# Non-GAAP Financial Measures
## ROAA: Pre-tax & Pre-provision

| | 4Q'09 | 1Q'10 | 2Q'10 | 3Q'10 | 4Q'10 | 1Q'11 | 2Q'11 |
|---|---|---|---|---|---|---|---|
| Income before provision for income taxes | $ 5,915 | $ 8,780 | $ 9,491 | $ 9,503 | $12,187 | $12,448 | $15,564 |
| Provision for credit losses | 14,353 | 11,500 | 11,675 | 11,778 | 9,625 | 8,041 | 6,802 |
| Taxable equivalent adjustment | 1,725 | 1,612 | 1,535 | 1,488 | 1,507 | 1,608 | 1,640 |
| | 21,993 | 21,892 | 22,701 | 22,769 | 23,319 | 22,097 | 24,006 |
| Annualized | 87,255 | 88,784 | 91,053 | 90,334 | 92,516 | 89,616 | 96,288 |
| Average assets | 5,493,445 | 5,414,341 | 5,437,010 | 5,422,181 | 5,394,837 | 5,363,365 | 5,428,747 |
| ROAA | 1.59% | 1.64% | 1.67% | 1.67% | 1.71% | 1.67% | 1.77% |

WesBanco

